[redacted]

13010808

*KH 3/5

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 28 2013
Washington DC
402

SEC FILE NUMBER
8- 31901

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2012** (MM/DD/YY) AND ENDING **DECEMBER 31, 2012** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **CAREY FINANCIAL, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 ROCKEFELLER PLAZA
(No. and Street)

NEW YORK	**NEW YORK**	**10020-1605**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID G. TERMINE **(212) 492-1100**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	**NEW YORK**	**NEW YORK**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO
3/19/13

OATH OF AFFIRMATION

I, HARALD PAUMGARTEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAREY FINANCIAL, LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN OF THE BOARD
Title

Notary Public

VICTORIA JOANN REED
NOTARY PUBLIC, STATE OF NEW YORK
No. 01RE6095491
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES JULY 14, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Supplemental Computation of Net Capital under Rule 15c3-1.
- ☐ (h) Supplemental Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carey Financial, LLC
Statement of Financial Condition
December 31, 2012

Independent Auditor's Report

To the Board of Directors and Member of
Carey Financial, LLC

We have audited the accompanying financial statement of Carey Financial, LLC, which comprises the statement of financial condition as of December 31, 2012.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Carey Financial, LLC at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 5 to the financial statement, Carey Asset Management Corp., the Company's parent company, has agreed to fund losses of the Company in 2013 as necessary to continue normal business operations and to keep the Company within FINRA's capital requirements.

PricewaterhouseCoopers LLP

February 27, 2013

Carey Financial, LLC
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 4,914,735
Due from affiliates	277,423
Fixed assets, net of accumulated depreciation	31,627
Other assets	130,111
Total assets	$ 5,353,896
Liabilities and Member's Equity	
Payable to affiliate	$ 367,182
Accrued compensation expenses	2,937,692
Other accrued expenses	985,123
Total liabilities	4,289,997
Commitments and contingencies	-
Common stock, $1.00 par value; authorized, 10,000 shares; issued and outstanding, 1,000 shares	1,000
Additional paid-in capital	52,563,135
Accumulated deficit	(51,500,236)
Total member's equity	1,063,899
Total liabilities and member's equity	$ 5,353,896

The accompanying notes are an integral part of the financial statement.

1. Organization

Carey Financial, LLC (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission (the "Commission") and the Financial Industry Regulatory Authority ("FINRA"). Carey Asset Management Corp. ("CAM") is the sole owner of the Company and a wholly owned subsidiary of W. P. Carey Inc. ("WPC"). The Company's primary business activity during 2012 was as the sales agent for Corporate Property Associates 17 – Global Incorporated ("CPA®:17 – Global") and Carey Watermark Investors Incorporated ("CWI"), both Maryland corporations affiliated with ("WPC").

2. Significant Accounting Policies

Basis of Presentation
The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash Equivalents
The Company considers all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents. All of the Company's cash and cash equivalents at December 31, 2012 was held in one bank account and is above the limit insured by the Federal Deposit Insurance Corporation ("FDIC"), an independent agency of the United States government that insures deposits in banks and thrift institutions of up to $250,000.

Income Taxes
The accounts of the Company are included in the consolidated tax return of CAM. For separate financial statement purposes, income taxes are computed on a separate company basis under which the Company computes its current and deferred taxes as if it were a separate taxpayer. To the extent that net deferred tax assets (including net operating losses) are generated by the Company, which cannot be utilized on a separate company basis, a valuation allowance is established.

We have evaluated our tax positions in accordance with the authoritative guidance for accounting for uncertainty in income taxes Accounting Standards Codification 740 and determined that no reserve for uncertain tax positions is needed. As of December 31, 2012, the tax years that are open for examination are 2009 through 2012.

Use of Estimates
The preparation of the accompanying financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statement. Actual results could differ from estimates.

3. Regulatory Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of the greater of $5,000 or 6-2/3% of its aggregate indebtedness, as defined of $286,000. At December 31, 2012, the Company had net capital, as defined of $849,986 and excess net capital, as defined of $420,986. The Company's net capital ratio ("aggregate indebtedness" to "net capital" as defined under the Rule) at December 31, 2012 was 5.05 to 1.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) as it does not maintain customer accounts, nor does it hold securities for customers.

4. Income Taxes

In the year ended December 31, 2004 and in the period from January 1, 2005 through June 30, 2005, the Company had net operating losses in excess of those amounts which could be carried back. The current year tax loss generated by the Company is being used to offset income reported in CAM's consolidated tax return. On a standalone basis, the Company would not be able to utilize its NOL carryforward unless it is able to generate taxable income. Based on the fact that the Company has historically generated pre-tax book losses, the Company believes it is more likely than not that the deferred tax asset related to NOL carryforwards will not be realized. Therefore, the Company has recorded a deferred tax asset of approximately $24,059,000 and a valuation allowance for the entire amount of the deferred tax asset. These net operating loss carryforwards will expire in 2025-2032.

5. Related-Party Transactions

WPC and its affiliates have provided the Company with administrative personnel, facilities and services as have been required in the normal conduct of the Company's business for the year ended December 31, 2012. CAM and an affiliated management services company charge a portion of the salaries and other compensation of their employees who work directly on activities for the Company.

CAM agreed to fund losses of the Company in 2012 as necessary to continue normal business operations and to keep the Company within FINRA capital requirements. During 2012, the Company received $7,500,000 of contributed capital from CAM.

Due from affiliates includes commissions and dealer manager fees due from CPA®:17 – Global and CWI. Accounts payable to affiliate represents certain compensation and operating reimbursements due to CAM and other affiliates.

6. Commitments and Contingencies

In the normal course of business, the Company is involved in various claims and legal proceedings. The results of these matters are not expected to have a material adverse effect on the Company's financial position or results of operations.

7. Subsequent Events

In preparing the financial statements, the Company evaluated subsequent events occurring through February 27, 2013, the date the financial statements were issued, in accordance with the Company's procedures related to disclosures of subsequent events.